Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Ball Corporation

Commission File No.: 001-07349

Subject Company: Ball Corporation

Commission File No.: 001-07349

Ball Corporation Overview John A. Hayes Chairman, President and CEO Goldman Sachs Basic Materials Conference New York, New York May 19, 2015

Forward-Looking Statements This presentation contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) the company as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of the company’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam PLC in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam PLC; and the failure to satisfy conditions to completion of the acquisition of Rexam PLC, including the receipt of all required regulatory approvals. Reconciliation of certain non-GAAP financial measures: Throughout this presentation, we will be discussing Free Cash Flow (FCF), Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) and comparable EBITDA, all of which do not conform to accounting principles generally accepted in the United States (GAAP). For additional information and the reconciliation of FCF, EBITDA and comparable EBITDA to the appropriate GAAP measure as required by the SEC Regulation G, please refer to the Appendix.

Important Information This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition. On May 6, 2015, in connection with the foregoing proposed issuance of Ball common stock, Ball filed its preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and will file its definitive proxy statement with the SEC at a later date. Following the filing of the definitive proxy statement with the SEC, Ball will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed acquisition. To the extent Ball effects the acquisition of Rexam as a Scheme under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021-2510. Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s shareholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 20, 2015 and Ball’s proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2015. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the definitive proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Important Information This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell, shares of Ball Corporation ("Ball") or Rexam Plc ("Rexam"). Further to the announcement released by Ball Acquisition Limited on February 19, 2015 (the “Announcement”) of its offer to acquire the entire issued and to be issued share capital of Rexam (the “Offer"), (i) such Offer will be made pursuant to the terms of a circular to be issued by Rexam to its shareholders in due course following satisfaction of waiver of certain pre-conditions, setting out the terms and conditions of the Offer, including details of how to vote in respect of the Offer (the "Circular"), and (ii) Ball will in due course following satisfaction of waiver of certain pre-conditions publish a prospectus for the purposes of EU Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") in relation to shares which will be issued by it in connection with the Offer (the "Prospectus"). Any decision in respect of, or in response to, the Offer should be made only on the basis of the information in the Circular and the Prospectus. Investors are advised to read the Circular and the Prospectus carefully. This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive. Accordingly, investors should not subscribe for, or purchase, any securities except on the basis of the information to be contained in the Prospectus, when published, which will be prepared in accordance with the Prospectus Directive. Copies of the Prospectus, when published, will be available from Ball’s website at www.ball.com. The Ball Responsible Officers (as defined in the Announcement) each accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Ball Responsible Officers (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information. No profit forecast Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Ball, Rexam or the combined business following completion of the combination, unless otherwise stated.

Important Information Disclosure requirements of the UK Takeover Code Rexam is a company subject to the jurisdiction of the UK Takeover Code (the “Code”) Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure. Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing. Disclosures are therefore required in the shares of Ball and Rexam. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3. Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4). Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Key Performance Drivers Going Forward Leverage Existing Business Portfolio and Diverse Customer Base Drive for 10 Vision Maintain Disciplined Financial Strategy Utilize Free Cash Flow to Create Value Execute on Growth Capital Projects Continue Progress on Proposed M&A Generate EVA$ Over Time

Leverage Ball Corporation Portfolio Year-end 2014; *excludes corporate undistributed costs. 72% 17% 11% $8.6 billion Net Sales Global Metal Beverage Global Metal Food & Household Aerospace 76% 15% 9% $1 billion Comparable Segment Earnings*

Businesses Serve Diverse Customer Base These logos may be registered trademarks of their respective owners.

Drive for 10 Strategy We Know Where We Are Going We want to be the best at everything we do, and will continually strive for perfection at Ball as we pursue our strategy of: Maximizing value in our existing businesses Aligning ourselves with the right customers and markets Expanding into new products and capabilities Broadening our geographic reach Leveraging our know-how and technology expertise

Long-Standing Financial Strategy

Strong Cash Flow Fuels Value Creation 2008 $321MM 2007 $440MM 2006 $183MM 2005 $267MM 2004 $340MM 2011 $505MM 2010 $506MM 2009 $373MM 2012 $548MM 2013 $461MM 2014 $622MM *Free Cash Flow defined as cash flow from operations minus capital expenditures. Over $4.5 Billion of Free Cash Flow* Generation Since 2004

Disciplined Growth Capital and M&A Generate EVA$ Over Time Capital Project Location Projected Start-Up Next Generation Shaped Aluminum Bottle Conroe, Texas 1st Half 2015 Specialty Beverage Can Line Oss, The Netherlands Mid 2Q 2015 Beverage Can End Module Installation Lublin, Poland Mid 2Q 2015 Next Generation Steel Aerosol Manufacturing Technology Chestnut Hill, Tennessee 2nd Half 2015 Extruded Aluminum Aerosol Line Addition Devizes, United Kingdom 2nd Half 2015 Extruded Aluminum Aerosol Plant Ahmedabad, India Late 2015 Aluminum Beverage Can Plant Monterrey, Mexico 1st Half 2016 Aluminum Beverage Can Plant Yangon, Myanmar Early 2016

Proposed Offer for Rexam PLC Overview Complementary global plant network and customer base Strong cultural compatibility Addresses evolving packaging industry dynamics Significant value creation through realization of cost saving synergies and efficiencies Enhanced free cash flow profile Financially attractive to both companies’ shareholders Revenue: ~$15 billion Adjusted EBITDA: $2.4 billion* Annual run-rate synergies: ~$300 million Relevant positions in key markets on five continents >80% focused on metal beverage containers Creation of Unique Global Metal Packaging Manufacturer Leveraging Plants, Products and People to Better Serve our Customers NOTE: Represents 2014 financial information for the proposed combined business. Rexam financials converted to USD at 1.54x (USD / GBP) *includes estimated $300 million of annual run-rate synergies from end of third year of combined operations.

EVA$ Improvement Drives Share Price Higher = $ EVA® in excess of our cost of capital = Share Price 94% correlation between EVA$ increase and stock price appreciation $0 $10 $20 $30 $40 $50 $60 $70 $80 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Stock Price $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 EVA$ (millions)

Key Performance Drivers Going Forward Leverage Existing Business Portfolio and Diverse Customer Base Drive for 10 Vision Maintain Disciplined Financial Strategy Utilize Free Cash Flow to Create Value Execute on Growth Capital Projects Continue Progress on Proposed M&A Generate EVA$ Over Time

Non-GAAP Financial Measures Reconciliation

Non-GAAP Financial Measure Twelve Months Ended ($ in millions, except ratios) 12/31/14 Net earnings before taxes, as reported $ 645.6 Add: Total interest expense 193.0 Earnings before interest and taxes (EBIT) 838.6 Add: Business consolidation and other activities 80.5 Add: Undistributed corporate expenses and intercompany eliminations, net 86.4 Comparable Segment Earnings 1,005.5

Non-GAAP Financial Measure ($ in millions) 2002 2003 2004 2005 2006 2007 2008 2009 Cash flow from operating activities $452 $364 $536 $559 $401 $673 $628 $560 Capital spending (158) (137) (196) (292) (280) (309) (307) (187) Proceeds for replacement of fire-damaged assets 61 49 Incremental pension funding, net of tax 27 Add back withholding tax payment related To the acquisition of Ball Packaging Europe 138 Free Cash Flow* $294 $365 $340 $267 $183 $440 $321 $373 2010 2011 $515 $948 (250) (444) $506 $505 2012 $853 (305) $548 2013 $839 (378) $461 Free cash flow defined as cash from operations less capital expenditures, adjusted for other items that affect comparability between periods (2003 – withholding tax payment related to a business acquisition; 2006 and 2007 – property insurance proceeds; 2007 – incremental U.S. pension contribution of $27 million, net of tax; 2008 includes $70 million legal settlement). Historical figures include results of discontinued plastic operations. *2010 excludes the impact of $250 million A/R securitization coming on the balance sheet effective January 1, 2010 due to revised accounting pronouncement and includes capital expenditures associated with Brazilian joint venture since 3Q 2010. Certain years may not foot due to rounding. 2014 $1,013 (391) $622